

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 21, 2008

<u>VIA U.S. MAIL</u>

Mr. Peter B. Hamilton
Brunswick Corporation
Senior Vice President and Chief Financial Officer
1 N. Field Court
Lake Forest, IL 60045-4811

   RE: Brunswick Corporation
      Form 10-K for the fiscal year ended December 31, 2007
      Filed February 22, 2008
      File No. 001-01043

Dear Mr. Hamilton:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief